EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership Percentage
Entegris Malaysia Sdn Bhd	Malaysia	100%
Entegris Korea Inc. (JuShik Hoesa)	Korea	100%
Entegris Europe, GmbH	Germany	100%
Entegris Custom Products, Inc.	Minnesota	100%
Fluoroware Jamaica, Limited	Jamaica	100%
Empak Foreign Sales Corporation	Barbados	100%
Fluoroware South East Asia, Ltd Pte	Singapore	100%
Entegris Japan, K.K. (1)	Japan	100%
OregonLabs, LLC	Minnesota	49%
Entegris Japan Holding K.K.	Japan	100%
NT International, Inc.	Minnesota	100%
Entegris Netherlands, Inc.	Minnesota	100%
Entegris Taiwan, Inc.	Minnesota	100%
Entegris Pte. Ltd.	Singapore	100%
Atcor JCS Pte. Ltd.	Singapore	70%
Xiangfan Huaguang Atcor Technology LLC	China	45%
Entegris France SARL	France	100%
Entegris Precision Technology Corporation	Taiwan	50%
Entegris Ireland Limited	Ireland	100%
Electrol Specialties, Inc.	Minnesota	100%
Entegris Cayman Ltd.	Cayman Islands	100%

(1)	Owned by Entegris Japan Holding K.K.